UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-50990

Tower Group, Inc. (1)

(Exact name of registrant as specified in its charter)

120 Broadway, 31st Floor

New York, NY 10271

(212) 655-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Tower Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 13, 2013	By:	/s/ Elliot S. Orol

		Name:	Elliot S. Orol
		Title:	SVP, General Counsel and Secretary

(1)	On March 13, 2013, the merger (the “Merger”) contemplated by that certain Agreement and Plan of Merger, dated as of July 30, 2012, as amended by Amendment No. 1 on November 8, 2012, (the “Merger Agreement”), by and among Canopius Holdings Bermuda Limited (renamed Tower Group International, Ltd., “Tower Limited”), Canopius Mergerco, Inc., Condor I Corporation (“Merger Sub”), and Tower Group, Inc. (“TGI”), was consummated. Following the close of trading on the NASDAQ Global Select Market on March 13, 2013 (the “Effective Time”), Merger Sub was merged with and into TGI and TGI became an indirect wholly-owned subsidiary of Tower Limited. Each share of TGI’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time was canceled and automatically converted into and became the right to receive 1.1330 common shares of Tower Limited, par value $0.01 per share, as set forth in the Merger Agreement. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of TGI, which is now an indirect wholly-owned subsidiary of Tower Limited, under the Exchange Act, and does not affect the reporting obligations of Tower Limited, which is the successor to TGI, under the Exchange Act.